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SEC FILE NUMBER
8 - 68504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PLEXUS FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21805 Field Parkway, Suite 320
(No. and Street)

Deer Park	IL	60010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Sinelnikov	212-751-4422	psinelnikov@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 S. Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Peter Sinelnikov</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>PLEXUS FINANCIAL SERVICES, LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 _25_

Signature: _Peter Sinelnikov_

Title: FINOP/CFO



Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PLEXUS FINANCIAL SERVICES, LLC
Deer Park, Illinois

Year Ended December 31, 2023
Together With Report of the Independent
Registered Public Accounting Firm

PLEXUS FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Year Ended December 31, 2023

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
Plexus Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plexus Financial Services, LLC as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Plexus Financial Services, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Plexus Financial Services, LLC's management. Our responsibility is to express an opinion on the Plexus Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plexus Financial Services, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Plexus Financial Services, LLC's auditor since 2017.
Chicago, Illinois
February 21, 2024

Assets

Assets:

Cash and cash equivalents	$	445,241
Prepaid expenses		18,993
Fixed assets (net of accumulated depreciation of $7,289)		466
Advisory fees receivable		74,711
Commissions receivable – group annuities		190,130
Total Assets	$	729,541

Liabilities and Member's Equity

Liabilities:

Accrued expenses	$	59,750
Due to affiliate		193,941
Deferred revenue		1,250
Total Liabilities		254,941
Member's Equity		474,600
Total Liabilities and Member's Equity	$	729,541

The accompanying notes are an integral part of this financial statement

Note 1 - Organization and Nature of Business

Plexus Financial Services, LLC (PFS, the Company) is a licensed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) as an investment advisor and The Financial Industry Regulatory Authority (FINRA) as a broker-dealer. PFS is wholly-owned by The Plexus Groupe, LLC (TPG), an independent national insurance brokerage firm, and obtained its license on December 3, 2010. PFS receives advisory fees and commissions for servicing retirement and group annuity plans primarily of new and existing TPG customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

PFS uses the accounting principles generally accepted in the United States of America (US GAAP) for financial reporting purposes.

Commissions and Advisory Fees Receivable

Commissions and advisory fees receivable are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based upon historical experience, any needed allowance for potential uncollectible accounts would be immaterial to the financial statements. Commissions receivable were $190,130 and $197,518, respectively, at December 31, 2023 and January 1, 2023. Advisory fees receivable were $74,711 and $47,481, respectively, at December 31, 2023 and January 1, 2023.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents.

Use of Estimates in Preparing Financial Statements

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Cash on deposit with financial institutions totaled approximately $445,000 as of December 31, 2023. Cash deposits could potentially be subject to credit risk as the deposits are only insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits.

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to TPG and their owners. Therefore, no provision for income taxes has been reflected in the accompanying financial statement. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Adoption of new accounting Pronouncement

On January 1, 2023, PFS adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. ASC 326 requires entities to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts and generally applies to financial assets that are not accounted for at fair value. Such assets are to be presented at the net amount expected to be collected over their contractual terms by establishing an allowance for credit losses.

PFS reviewed the expected credit losses for its commissions and advisory fees receivable. Management determined that the adoption of ASC 326 had no material impact on its receivable balances and no transition adjustments were deemed necessary.

Note 3 – Net Capital

PFS is subject to the Securities and Exchange Commission's (SEC) regulations and operational policies which require PFS to maintain a minimum amount of net capital equal to the greater of 6 2/3 percent of aggregate indebtedness (AI), as defined, or $5,000 and a ratio of AI to net capital not exceeding 15 to 1. The Company's regulated net capital as of December 31, 2023 was $190,300 which exceeded the required net capital by $173,304. The Company's ratio of AI to net capital as of December 31, 2023 was 1.34 to 1.0.

Note 4 – Related Party Transactions

PFS shares office space and various office-related expenses with TPG under an expense agreement approved by FINRA. Generally, at the beginning of each subsequent month, TPG and the Company settle the balances due. The net amounts owed to TPG totaled $193,941 at December 31, 2023.

Note 5 - Subsequent Events

No significant events occurred subsequent to PFS' year end. Subsequent events have been evaluated through February 21, 2024, which is the date these financial statements were issued.